Exhibit 15.8

King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 14, 2019

VIA EDGAR AND UPS

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Commodities 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Stacie Gorman	FOIA Confidential Treatment Requested by Jamestown Invest I, LLC Pursuant to 17 C.F.R. § 200.83

Re:	Jamestown Invest 1, LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted January 18, 2018

CIK No. 0001751158

Dear Ms. Gorman:

On behalf of our client, Jamestown Invest 1, LLC (the “Company,” formerly known as “Jamestown Atlanta Invest 1, LLC”), we hereby confidentially submit this letter and the following information in response to a letter dated March 1, 2019 (the “Staff Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A, confidentially submitted on January 18, 2019 (the “Offering Statement”). We are also concurrently confidentially submitting an amended version of the Offering Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff Letter. This letter and the Revised Draft are being confidentially submitted pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (“Rule 252(d)”), for non-public review by the Staff of the Commission prior to the public filing of the Revised Draft.

The Company has advised us that, pursuant to Rule 252(d), the Revised Draft shall not be qualified less than twenty-one (21) calendar days after the public filing with the Commission of the initial non-public submission of the Revised Draft, all non-public amendments, and all non-public correspondence submitted by or on behalf of the Company to the Staff regarding such submissions (subject to any separately approved confidential treatment request).

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Matt Bronfman

Jamestown Invest 1, LLC

May 14, 2019

Amendment No. 1 to Confidential Draft Submission

Cover Page

1.

We note your response to comment 5. Please note that pursuant to Rule 251(d)(3)(i)(F) of Regulation A, the securities may be offered or sold within three years from the initial qualification date. In addition, please revise to state that if you do not meet the minimum threshold within 12 months after commencing the offering, you will cancel the offering and your escrow agent will promptly refund prospective purchasers.

The Company notes the time limitation outlined in the Staff’s comment. In response to the Staff’s comments, the Company has revised our disclosure on the cover page of the Revised Draft to include the detail from page xii of the Revised Draft under the question “How long will this offering last?”

2.

We note your response to comment 5. Please revise the table on the cover page to quantify underwriting discounts and commissions payable in connection with the offering. To the extent such amounts will be paid by your Manager without reimbursement, directly or indirectly, the total proceeds to the company will remain the same. Last, please ensure your footnote discussion clearly states, if true, that you will not directly or indirectly reimburse the Manager for the payment of selling commissions.

In response to the Staff’s comments, the Company has revised the table on the cover page and our disclosure on pages viii, ix, and 43 of the Revised Draft.

Risk Factors, page 14

3.

We note the exclusive forum and jury trial waiver provisions contained in your Amended and Restated Limited Liability Company Agreement, filed as exhibit 2.2. Please revise your offering statement to describe these provisions and how they will impact your investors. Include risk factor disclosure describing the risks to investors. In addition, revise to clarify whether these provisions apply to claims under the federal securities laws. If the provisions do not apply to federal securities law claims, please revise the agreement to make that clear.

In response to the Staff’s comments, the Company has revised our disclosure on page 24 of the Revised Draft. In addition, the Company has revised the operating agreement to clarify that the forum selection and waiver of the right to a jury trial would apply to claims made under the federal securities laws.

If our sponsor were to enter bankruptcy proceedings, page 20

4.	We note your response to comment 4. It is unclear how proceeds in the company’s account would be subject to any bankruptcy proceeding involving your sponsor. Please revise to clarify.

In response to the Staff’s comments, the Company has revised our disclosure on page 20 of the Revised Draft.

Matt Bronfman

Jamestown Invest 1, LLC

May 14, 2019

Conflicts of Interest, page 54

5.

We note your response to comment 22. You state that Jamestown Premier Property Fund is the only Other Fund currently raising money, and that it is an open-end fund with a queue of approximately $719 million. Please confirm that no other fund with similar investment objectives has a queue of funds available for investment or quantify the amount available for investment.

The Company confirms that Jamestown Premier Property Fund is the only Other Fund currently with a queue of funds available for investment.

Description of Common Shares

REIT Board, page 73

6.

You state that your “manager” is the board of directors of the company, but also subsequently identify the initial members of the board as individuals. Please clarify if the Manager can appoint board members and appointed the individuals identified.

In response to the Staff’s comments, the Company has revised our disclosure on page 73 of the Revised Draft.

Quarterly Redemption Plan, page 79

7.

Please revise the table on page 80, and throughout, to quantify the third-party costs, or an estimated range of such costs, showing the effective redemption price after inclusion of such amounts if material. Please also clarify if the Participation Allocation is deductible only if your NAV plus distributions or dividends paid or accrued exceeds $10 per share, and clarify the extent to which the Participation Allocation will effectively reduce any appreciation by 20%.

In response to the Staff’s comments, the Company has revised our disclosure on pages viii, 11 and 81 of the Revised Draft.

8.

Please clarify if all third-party costs will be applied to everyone on an equal basis. In addition, explain how you will inform investors of the third-party costs applicable to a redemption request before expiration of the withdrawal period.

In response to the Staff’s comments, the Company has revised our disclosure on pages viii, 11 and 81 of the Revised Draft.

Quarterly Share Price Adjustments, page 79

9.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Contemporaneously with the filing of the Revised Draft, the Company intends to provide the Staff, on a supplemental basis, its NAV template.

***

Matt Bronfman

Jamestown Invest 1, LLC

May 14, 2019

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Revised Draft being submitted with this letter.

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

C. Spencer Johnson, III

cc:	Howard Efron

Wilson Lee

Kim McManus

(Securities and Exchange Commission)

Matt Bronfman

Gretchen Nagy

John Wilson

Thomas Sandlin

(Jamestown Invest 1, LLC)